UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2013

Commission File Number: 000-51116

Ku6 Media Co., Ltd.

(Exact name of registrant as specified in its charter)

Building 6, Zhengtongchuangyi Centre
No. 18, XibaheXili, Chaoyang District,
Beijing 100028, People’s Republic of China

Fax number: +86 10 57586834

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Ku6 Media Joins Hands with Zhejiang TV to Launch the UGC Entertainment Awards

Beijing, China (October 15, 2013) - Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company”, NASDAQ: KUTV), a leading internet video company in China, focusing on User Generated Content (“UGC”), held a press conference in Beijing on October 12, announcing its collaboration with Zhejiang TV, a top TV station in China, to launch the UGC Entertainment Awards — the very first TV and Internet simulcast program focusing on UGC content in China.

The UGC Entertainment Awards, jointly produced by Ku6 Media and Zhejiang TV, aims to boost China’s UGC industry by inspiring people to record their daily lives and memorable moments with video tools. The video makers not only gain high copyright license fee for their videos chosen by the program but will also be invited to the UGC Entertainment Awards ceremony with a chance to win the final UGC Entertainment Award. Moreover, the famous Mr. Shao Hua, who has been hosting The Voice of China, will also be the host of the UGC Entertainment Awards. The program will be simultaneously airing on Ku6 Media’s website and Zhejiang TV at 10:00 PM every Thursday for 12 weeks, starting on October 17, 2013.

“We are very excited about the launch of the UGC Entertainment Awards program and our in-depth collaboration with Zhejiang TV,” said Mr. Fang Du, CEO of Ku6 Media. “We consider the program a great opportunity to present our Internet users and TV audiences the beauty of UGC content, and hope it can inspire people to find and keep the beauty of their own personal moments. We believe with the support from our audiences and the dedicated work of our prestigious producing team, the UGC Entertainment Awards will be an entertaining and inspiring program.”

Mr. Kelvin Wenbo Liu, President of Ku6 Media, commented, “As we all know, Mr. Fang Du is Ku6 Media’s CEO as well as one of the most-recognized TV program producers in China. He has led the production of The Voice of China (Chinese version of the American TV program The Voice). The Voice of China has gained huge success and is now one of the most popular TV programs in China with the highest audience rating and commercial value. We believe that the UGC Entertainment Awards will set up a successful example of collaboration between the Internet industry and TV station.”

About Ku6 Media Co., Ltd.

Ku6 Media Co., Ltd. (NASDAQ: KUTV) is a leading internet video company in China, focusing on User Generated Content (UGC). Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides online video uploading and sharing service, video reports, information and entertainment in China. For more information about Ku6 Media, please visit http://ir.ku6.com.

Safe Harbor Statement

This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. Forward-looking statements are not historical facts, but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of its control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Some of the risks and important factors that could affect the Company’s future results and financial condition include: continued competitive pressures in China’s internet video portal market; changes in technology and user preference in this market; the risk that Ku6 Media may not be able to control its expenses in the future; regulatory changes in China with respect to the operations of internet video portal websites; the success of Ku6 Media’s ability to sell advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.

For further information, please contact:

Ms. Helen Zou

Investor Relations Director

Tel: +86 10 5758 6835

Email: ir@ku6.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.

	By:	/s/ Frank Feng
	Name:	Frank Feng
	Title:	Acting CFO

Date: October 15, 2013